1875 K Street N.W.

Washington, DC 20006-1238

Tel: 202 303 1000 Fax: 202 303 2000

June 6, 2023

VIA EDGAR

Mr. Keith O’Connell

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:    iShares Trust (the “Trust”)

(Securities Act File No. 333-92935 and

Investment Company Act File No. 811-09729)

Post-Effective Amendment No. 2,631

Dear Mr. O’Connell:

This letter responds to your comments with respect to post-effective amendment (“PEA”) number 2,631 to the registration statement of the Trust filed pursuant to Rule 485(a) under the Securities Act of 1933 (“Securities Act”), on behalf of iShares iBonds Dec 2033 Term Corporate ETF (the “Fund”), a series of the Trust.

The Securities and Exchange Commission staff (the “Staff”) provided comments to the Trust on May 24, 2023. For your convenience, the Staff’s comments are summarized below, and each comment is followed by the Trust’s response. Capitalized terms have the meanings assigned in the Fund’s Prospectus unless otherwise defined in this letter.

Comment 1:	On page S-1, the disclosure above the fee table states that BFA will pay all operating expenses of the Fund except for six enumerated categories. The Staff notes that the Fund does not exclude AFFE. Please adjust the disclosure to indicate that BFA will not pay AFFE.

Response:	The Trust added the following footnote to the fee table:

Operating expenses paid by BFA under the Investment Advisory Agreement exclude Acquired Fund Fees and Expenses, if any.

Comment 2:	Please provide to the Staff the Fund’s completed fee table and cost example at least five business days prior to the effective date of the registration statement.

BRUSSELS    CHICAGO    FRANKFURT     HOUSTON    LONDON    LOS ANGELES    MILAN

NEW YORK    PALO ALTO    PARIS    ROME    SAN FRANCISCO    WASHINGTON

Securities and Exchange Commission

June 6, 2023

Response:	The Trust will provide to the Staff the Fund’s completed fee table and cost example.

Comment 3:	The Staff notes that the risk factors are in alphabetical order. Please order the risk factors to prioritize the risks that are most likely to adversely affect the Fund. Please see ADI 2019-08.

Response:	The Trust respectfully submits that the current order of the risk factors is appropriate, and that the risk factors accurately convey the Fund’s key risks. The Trust notes that the following disclosure is included in the sections titled “Summary of Principal Risks,” “A Further Discussion of Principal Risks” and “A Further Discussion of Other Risks”: “The order of the below risk factors does not indicate the significance of any particular risk factor.” The Trust continues to review internally how it orders risk disclosure in light of guidance from the Division of Investment Management and recent disclosure reform proposals.

Comment 4:	Please add non-U.S. securities risk as a principal risk or, if not deemed a principal strategy or risk, please consider deleting the strategy.

Response:	While the Index Methodology includes non-U.S. corporate issuers, at this time, based on the composition of the Underlying Index, the Trust does not believe that non-U.S. issuers present a principal risk to the Fund. The Trust has included “Non-U.S. Issuers Risk” in “A Further Discussion of Other Risks” in the Prospectus. The Trust periodically reviews the composition of non-U.S. issuers in the Underlying Index, and if the composition of the Underlying Index changes such that the Trust believes non-U.S. issuers present a principal risk to the Fund, the Trust will update the risk factors accordingly.

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Securities and Exchange Commission

June 6, 2023

Sincerely,

/s/ Benjamin J. Haskin
Benjamin J. Haskin

cc:	Marisa Rolland

Adithya Attawar

Jennifer Kerslake

Timothy Kahn

Michael Gung

George Rafal

Luis Mora

Toree Ho

Jakob Edson